Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: The Sumitomo Trust and Banking Co., Ltd.

Subject Company: The Sumitomo Trust and Banking Co., Ltd.

Commission File Number: 132-02705

Dated November 9, 2010

To whom it may concern

November 9, 2010

Chuo Mitsui Trust Holdings, Inc.

(Securities Code: 8309 TSE, OSE, NSE)

The Sumitomo Trust and Banking Co., Ltd.

(Securities Code: 8403 TSE, OSE)

Notice regarding filing of the Registration Statement on Form F-4 and Form F-6

with the U.S. Securities and Exchange Commission

Chuo Mitsui Trust Holdings, Inc. (hereinafter “CMTH”) and The Sumitomo Trust and Banking Co., Ltd. (hereinafter “STB”) hereby announce that CMTH has filed (i) a registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) on Form F-4 in connection with their proposed management integration (the “Management Integration”), and (ii) another registration statement on Form F-6 in connection with a planned sponsored American Depositary Receipt program (the “ADR program”) for Sumitomo Mitsui Trust Holdings, Inc. (hereinafter “SMTH”) which, after being so renamed from CMTH as of April 1, 2011, is planned to become a new holding company through the Management Integration. CMTH filed these registration statements with the U.S. Securities and Exchange Commission (hereinafter the “SEC”) on November 8, 2010 (U.S. Eastern Standard Time).

1.	Form F-4

CMTH and STB are aiming to carry out the Management Integration scheduled for April 2011, subject to the approvals of both companies’ shareholders at their respective extraordinary general meetings and the approvals of the relevant authorities. CMTH filed the Form F-4, which became effective on the same day, because, under the Securities Act, the Management Integration requires a registration statement as to certain securities of CMTH to be in effect with the SEC before the convocation notice is sent to shareholders of STB. As to the Management Integration, please refer to the news release “Final Agreement on the Management Integration of Chuo Mitsui Trust Group and The Sumitomo Trust and Banking Group”, dated August 24, 2010.

2.	Form F-6

SMTH plans to act as a sponsor of the ADR program described below in connection with the Management Integration in April, 2010. CMTH filed the Form F-6 because registration of the American Depositary Shares with the SEC is required under the Securities Act prior to the commencement of the ADR Program. SMTH’s sponsored ADR program will in principle succeed to STB’s existing sponsored ADR program through amendment and restatement of STB’s depositary agreement currently in effect.

The proposed ADR Program will not involve any capital raising in the United States such as listing on the stock exchange or new share issuance, and it will not change the number of total authorized shares. Therefore, it will not result in a dilution of the share value of CMTH, STB or SMTH.

[Details of ADR Program (planned)]

(1) Type of ADR program	Sponsored Level-1 ADR program
(2) Trading market	OTC (Over-the-counter)
(3) Trading effective date	April 1, 2011 (U.S. Eastern Standard Time)
(4) ADR ratio	1 ADR; 1 ordinary share
(5) Depositary Bank	The Bank of New York Mellon
(6) Local Custodian Bank	The Sumitomo Trust and Banking Co., Ltd.

(End)

Cautionary Statement Regarding Forward-Looking Statements This announcement contains certain forward-looking statements that reflect the plans and expectations of Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd. in relation to, and the benefits resulting from, their proposed business combination and business alliance. These forward-looking statements may be identified by words such as ‘believes’, ‘expects’, ‘anticipates’, ‘projects’, ‘intends’, ‘should’, ‘seeks’, ‘estimates’, ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to:

•	failure of the parties to agree on some or all of the terms of business combination;

•	failure to obtain a necessary shareholder approval;

•	inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the transaction;

•	changes in laws or accounting standards, or other changes in the business environment relevant to the parties;

•	challenges in executing our business strategies;

•	the effects of financial instability or other changes in general economic or industry conditions; and

•	other risks to consummation of the transaction.

Additional Information and Where to Find It

Chuo Mitsui Trust Holdings, Inc. has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its proposed business combination with The Sumitomo Trust and Banking Co., Ltd. The Form F-4 contains a prospectus and other documents. The prospectus contained in the Form F-4 is expected to be mailed to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. prior to the shareholders’ meeting at which the proposed business combination will be voted upon. The Form F-4 and prospectus, as they may be amended from time to time, contain important information about Chuo Mitsui Trust Holdings, Inc. and The Sumitomo Trust and Banking Co., Ltd., the business combination and related matters including the terms and conditions of the transaction. U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd. are urged to read carefully the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that have been or may be filed with the SEC in connection with the transaction before they make any decision at the shareholders meeting with respect to the business combination. The Form F-4 the prospectus and all other documents filed with the SEC in connection with the business combination is available, free of charge, on the SEC’s web site at http://www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the business combination is made available to U.S. shareholders of The Sumitomo Trust and Banking Co., Ltd., free of charge, by faxing a request to Chuo Mitsui Trust Holdings, Inc. at +81-3-5232-8716 or to The Sumitomo Trust and Banking Co., Ltd. at +81-3-3286-4654.

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